Exhibit 99.1

Cenovus reports voting results of election of Directors

Calgary, Alberta (May 12, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced that at its annual meeting of shareholders held on May 12, 2021, each of the 12 nominees proposed as Directors and listed in its Management Information Circular dated March 15, 2021 were elected as Directors. The detailed results of the vote are set out below.

Nominee	Votes for		Votes withheld
	Number	Percent	Number	Percent
Keith M. Casey	1,629,920,383	98.97	16,903,774	1.03
Canning K.N. Fok	1,234,968,826	74.99	411,855,331	25.01
Jane E. Kinney	1,633,018,059	99.16	13,806,098	0.84
Harold N. Kvisle	1,319,701,189	80.14	327,122,969	19.86
Eva L. Kwok	1,630,748,431	99.02	16,075,726	0.98
Keith A. MacPhail	1,589,161,565	96.50	57,662,592	3.50
Richard J. Marcogliese	1,578,975,905	95.88	67,816,872	4.12
Claude Mongeau	1,633,092,303	99.17	13,731,854	0.83
Alexander J. Pourbaix	1,632,905,234	99.16	13,915,002	0.84
Wayne E. Shaw	1,634,382,317	99.24	12,440,494	0.76
Frank J. Sixt	1,281,126,425	77.79	365,697,732	22.21
Rhonda I. Zygocki	1,595,374,642	96.88	51,445,593	3.12

Cenovus again welcomes Canning K.N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt to its Board of Directors. The former members of Husky Energy’s Board of Directors joined the Cenovus Board of Directors as of January 1, 2021 in connection with the Husky transaction and bring a diverse skillset and valuable depth of knowledge of Husky’s portfolio of assets.

Cenovus would like to extend its sincere thanks and best wishes to Susan F. Dabarno, Steven Leer and M. George Lewis for their contributions to Cenovus’s Board of Directors and dedication to the company. They departed the Board in connection with the Husky transaction.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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